SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-36737

NeuroDerm Ltd.

(Translation of registrant’s name into English)

NeuroDerm Ltd.

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

+972 (8) 946-2729l

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On June 5, 2017, NeuroDerm Ltd. (the “Company”) issued a press release titled, “NeuroDerm Presents ND0612H Phase II Trial Results in Late-Breaking Poster Session at the 21st International Congress of Parkinson’s Disease and Movement Disorders.” A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

On June 6, 2017, the Company issued a press release titled, “European Medicines Agency Accepts Design of NeuroDerm’s ND0612 Phase III iNDiGO Efficacy Trial.” A copy of this press release is attached to this Form 6-K as Exhibit 99.2.

On June 8, 2017, the Company issued a press release titled, “NeuroDerm Presents Six Posters at the 21st International Congress of Parkinson’s Disease and Movement Disorders.” A copy of this press release is attached to this Form 6-K as Exhibit 99.3.

The information excluding the third paragraph of Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Report”), the information excluding the fourth paragraph of Exhibit 99.2 to this Report and the information excluding the sixth paragraph of Exhibit 99.3 to this Report are hereby incorporated by reference in the Company’s registration statements on Form F-3, SEC file number 333-210496, filed with the SEC on March 31, 2016, and on Form S-8, SEC file numbers 333-217115, 333-210497, 333-205485 and 333-200331, filed with the SEC on April 3, 2017, March 31, 2016, July 2, 2015 and November 18, 2014, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroDerm Ltd.

Date: June 9, 2017	By:	/s/ Roy Golan
		Name:	Roy Golan
		Title:	Chief Financial Officer

Exhibit Index

Exhibit	Description

99.1	Press release dated June 5, 2017 and titled, “NeuroDerm Presents ND0612H Phase II Trial Results in Late-Breaking Poster Session at the 21st International Congress of Parkinson’s Disease and Movement Disorders”

99.2	Press release dated June 6, 2017 and titled, “European Medicines Agency Accepts Design of NeuroDerm’s ND0612 Phase III iNDiGO Efficacy Trial”

99.3	Press release dated June 8, 2017 and titled, “NeuroDerm Presents Six Posters at the 21st International Congress of Parkinson’s Disease and Movement Disorders”